SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 --------------



                                 SCHEDULE 13G/A
                                 (Rule 13d-102)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
         (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2




                               (AMENDMENT NO. 2)*

                         Manhattan Pharmaceuticals, Inc.
                       -----------------------------------
                                (Name of Issuer)



                         Common Stock, $0.001 par value
                       ----------------------------------
                         (Title of Class of Securities)



                                    563118207
                                 (CUSIP Number)

                                January 30, 2007
                ------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      | |  Rule 13d-1(c)
      |X|  Rule 13d-1(d)



                                Page 1 of 7 Pages

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 of otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13G

CUSIP No. 563118207                                           Page 2 of 7 Pages
-------------------------------------------------------------------------------
 1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Oleoyl-Estrone Developments SL
-------------------------------------------------------------------------------
 2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                 (b) |_|
-------------------------------------------------------------------------------
 3)    SEC USE ONLY

-------------------------------------------------------------------------------
 4)    CITIZENSHIP OR PLACE OF ORGANIZATION

       Barcelona, Spain
-------------------------------------------------------------------------------
                         5)     SOLE VOTING POWER

                                3,957,037
       NUMBER            ------------------------------------------------------
       OF                6)     SHARED VOTING POWER
       SHARES
       BENEFICIALLY             0
       OWNED BY          ------------------------------------------------------
       EACH              7)     SOLE DISPOSITIVE POWER
       REPORTING
       PERSON                   3,957,037
       WITH              ------------------------------------------------------
                         8)     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
 9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,957,037
-------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                   | |
 ------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.6%
-------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 563118207                                           Page 3 of 7 Pages
-------------------------------------------------------------------------------
1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Joan Pons Gimbert
-------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                 (b) |_|
-------------------------------------------------------------------------------
3)     SEC USE ONLY

-------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       Spain
-------------------------------------------------------------------------------
                         5)     SOLE VOTING POWER

       NUMBER                   4,075,816(1)
       OF                ------------------------------------------------------
       SHARES            6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                 0
       EACH              ------------------------------------------------------
       REPORTING         7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                     4,075,816 (1)
                         ------------------------------------------------------
                         8)     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,075,816 (1)
-------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                   |-|
-------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.8%
-------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       IN
-------------------------------------------------------------------------------

--------------------------------
(1) Voting and dispositive power is exercised by Mr. Pons in his capacity as Chief Executive Officer of Oleoyl-Estrone Developments SL ("OED"). Mr. Pons disclaims beneficial ownership of the shares owned by OED.

Schedule 13G
------------
Item 1(a).  Name of Issuer:

Manhattan Pharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
810 Seventh Avenue, 4th Floor
New York, New York 10019

Item 2(a).  Name of Persons Filing:

Oleoyl-Estrone Developments SL

Joan Pons Gimbert

Item 2(b).  Address of Principal Business Office or, if None, Residence:
The business address of Oleoyl-Estrone Developments SL is:

      Josep Samitier 1-5
      Barcelona Science Park
      08028 Barcelona, Spain

The business address of Joan Pons Gimbert is:

      c/o Oleoyl-Estrone Developments
      Josep Samitier 1-5
      Barcelona Science Park
      08028 Barcelona, Spain

Item 2(c).  Citizenship or Place of Organization:

Oleoyl-Estrone Developments SL is a company of unlimited duration registered in the Registro Mercantil of Barcelona.

Joan Pons Gimbert is a citizen of Spain.

Item 2(d).  Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).  CUSIP Number:

563118207

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)  |_| Broker or Dealer Registered Under Section 15 of the Act
                     (15 U.S.C. 78o)

            (b)  |_| Bank as defined in section 3(a)(6) of the Act (15
                     U.S.C. 78c)


            (c)  |_| Insurance Company as defined in section 3(a)(19) of the
                     Act (15 U.S.C. 78c)

            (d)  |_| Investment Company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)  |_| Investment Adviser in accordance with ss.
                     240.13d-1(b)(1)(ii)(E)

            (f)  |_| Employee benefit plan or endowment fund in accordance
                     with ss. 240.13d-1(b)(1)(ii)(F)

            (g)  |_| Parent Holding Company or control person in accordance
                     with ss. 240.13d-1(b)(ii)(G)

            (h)  |_| Savings Association as defined in ss. 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813)

            (i)  |_| Church plan that is excluded from the definition of an
                     investment company under ss. 3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

            (j)  |_| Group, in accordance with ss. 240.13d-1(b)(ii)(J)

Item 4.     Ownership.

            (a) Amount beneficially owned: 4,075,816 (includes 3,957,037 shares held by Oleoyl-Estrone Developments and 116,667 shares issuable upon exercise of options which are currently exercisable.)

            (b) Percent of class: 6.8% (based upon 60,147,815 shares outstanding as reported by the Issuer)

            (c)   Number of shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote: 4,075,816
                  (ii)  Shared power to vote or to direct the vote: 0
                  (iii) Sole power to dispose or to direct the disposition of:
                        4,075,816
                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.     Identification and Classification of Members of the Group.

Not applicable

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.    Certification.

         (a) Not applicable

         (b) Not applicable

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                       Oleoyl-Estrone Developments SL

                                       By: /s/ Joan Pons Gimbert
                                          -------------------------------
                                          Joan Pons Gimbert
                                          Chief Executive Officer


                                       Joan Pons Gimbert

                                       /s/ Joan Pons Gimbert
                                       ----------------------------------
                                       Joan Pons Gimbert


Dated as of February 4, 2007

                            Agreement of Joint Filing


      Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

      This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

      IN WITNESS WHEREOF, each of the undersigned has executed this Agreement.


                                    OLEOYL-ESTRONE DEVELOPMENTS SL

Dated: February 4, 2007             By: /s/ Joan Pons Gimbert
                                       ---------------------------------
                                       Joan Pons Gimbert
                                       Chief Executive Officer



                                    JOAN PONS GIMBERT


Dated: February 4, 2007
                                    /s/ Joan Pons Gimbert
                                    ------------------------------------
                                    Joan Pons Gimbert

504902